FAP USA, L.P.

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

March 31, 2026

(confidential treatment requested)

Intentionally Blank

Table of Contents

Confidential

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67758

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FAP USA, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

461 Fifth Avenue, 14th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lydia Plant	646 582 5894	lplant@firstavenue.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.

(Name – if individual, state last, first, and middle name)

200 Park Avenue	New York	NY	10166
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE
ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public

accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.
See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief, the financial reports pertaining to the firm of FAP USA, L.P., as of March 31, 2026, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Executive Officer
Title

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net-capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OATH OR AFFIRMATION

I, Lydia Plant, swear (or affirm) that, to the best of my knowledge and belief, the financial reports pertaining to the firm of FAP USA, L.P., as of March 31, 2026, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

lyda plant
Signature

_____
Chief Financial Officer
Title

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

To The General Partner
FAP USA, L.P.
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the "Partnership") as of March 31, 2026, the related statements of operations, changes in partner's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, as listed below, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5.



In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

- Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission;

- Schedule II: Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3; and

- Schedule III: Information relating to Possession or Control Requirements under Rule 15c3-3.

BDO USA, P.C.

We have served as the Partnership's auditor since 2021.

New York, NY

June 19, 2026

FAP USA, L.P.

Statement of Financial Condition

As at March 31, 2026

Assets	**Note**	**US$**
Cash	**2b**	3,881,834
Accrued income	**4**	942,391
Prepaid fees and other assets		202,477
Related party receivables	**6**	2,474,897
Security deposit	**9**	310,329
Operating lease right-of-use assets	**9**	2,021,701
Property and equipment, net	**7**	107,452
Total Assets		**9,941,081**
Liabilities and Partners' Equity		
Accounts payable – Trade payables		74,629
Accrued bonus expense	**2e**	1,785,600
Accrued expenses – Other		317,366
Operating lease liabilities	**9**	2,324,030
Total Liabilities		4,501,625
Commitments and contingencies	**8**	-
Partners' equity		5,439,456
Total Liabilities and Partners' Equity		**9,941,081**

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Operations

For the year ended March 31, 2026

Revenue	Note	US$
Placement fees, broker fees, project management fees and market preparation fees	**2a, 6**	9,621,718
Total Revenue		**9,621,718**
Operating Expenses		
Gross salaries		3,018,691
Bonus awards	**2e**	2,115,000
Other employee expenses and benefits		858,492
Lease expense	**2f, 9**	602,997
Recharge from the Parent	**6**	535,502
Legal and professional costs		422,621
Foreign exchange loss		37,822
Other operating expenses		841,385
Total Operating Expenses		**8,432,510**
Net Profit from Operations		**1,189,208**

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Changes in Partners' Equity

For the year ended March 31, 2026

	US$	US$	US$
	LP	**GP**	**Total**
Partners' equity / (deficit) at April 1, 2025	4,676,369	(426,121)	4,250,248
Net profit from operations	1,189,208	-	1,189,208
Partners' equity / (deficit) at March 31, 2026	**5,865,577**	**(426,121)**	**5,439,456**

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Cash Flows

For the year ended March 31, 2026

Cash flows from operating activities:	Note	US$
Net profit from operations		1,189,208
Adjustments to reconcile net profit to net cash generated from operating activities:		
Depreciation	7	32,820
Lease amortization	9	232,220
Loss on sale or other disposal of fixed assets		39
Changes in operating assets and liabilities:		
Decrease in accrued income	4	414,925
Increase in accounts payable - trade payables		599
Increase in accrued bonus expense	2e	1,652,975
Increase in accrued expenses - other		89,500
Increase in prepaid fees and other assets		(7,594)
Increase in related party receivables	6	(633,545)
Decrease in operating lease liabilities	9	(260,007)
Total adjustments		1,521,932
Net cash generated from operating activities		**2,711,140**
Cash flows used in investing activities:		
Purchase of fixed assets	7	(48,803)
Net cash used in investing activities		**(48,803)**

FAP USA, L.P.

Statement of Cash Flows

For the year ended March 31, 2026

		US$
Net increase in cash in the year		**2,662,337**
Cash, beginning of the year		1,219,497
Cash, end of the year		**3,881,834**

		US$
Supplemental cash flow information:		
Income tax refunds received, net	**2c**	**6,000**

FAP USA, L.P.

Notes to the Financial Statements

For the year ended March 31, 2026

1) **Organization and Nature of Operations**

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was formed in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C., a Delaware limited liability company, has been the general partner of the Partnership (the "General Partner") since its inception. As of March 31, 2026, FAP USA, L.L.C., a Delaware limited liability company, was the limited partner of the Partnership (the "Limited Partner"). First Avenue Partners LLP (the "Parent"), a limited liability partnership formed under the laws of England and Wales, is the ultimate parent entity of the Partnership.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3.

The Partnership acts as a third-party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership does not conduct any business in publicly listed securities, offer or hold customer accounts, nor does it hold or receive client / investor funds or securities. The Partnership is not a party to agreements between investors and private fund clients, is not a market-maker in any security, nor does it trade for its own account or for the account of any client / investor, in any security.

2) **Summary of Significant Accounting Policies**

(a) Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Partnership is a broker-dealer and follows the accounting and reporting guidance in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 940, *Financial* Services – Broker-Dealers.

Functional Currency

Items included in the Partnership's financial statements are measured in USD which is the functional currency of the Partnership. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Operations.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ significantly from those estimates.

Revenue from Contracts with Customers

Revenue recognition

The Partnership recognizes revenues in accordance with ASC 606, "Revenue from Contracts with Customers," which provides a five-step model to revenue recognition as follows:

- Identify the contract(s) with a customer

- Identify the performance obligations in the contract

- Determine the transaction price

- Allocate the transaction price to the performance obligations in the contract

- Recognize revenue when (or as) the entity satisfies a performance obligation

The Partnership applies this model to its revenue streams as discussed below and records its share of the revenue as described in Note 6.

(i) Placement Fee Income

Revenue from capital placement contracts is recognized at the time the placement fees become due under the relevant mandate contract, which is when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Revenue is recognized when the subscription agreement, already signed by the investor, is signed by the General Partner on behalf of the client. The placement fee earned from a capital placement is determined by the aggregate capital commitments in respect of the interest acquired by each investor multiplied by a fee percentage, as specified in the terms of the capital placement contract. Payment terms for the fees are also provided for in the relevant capital placement contract and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Presentation (continued)

Revenue Recognition (continued)

(ii) Project Management and Market Preparation Fee Income

An up-front project management fee or market preparation fee is often earned on capital placement mandates and is recognized in line with the relevant contract. Project management fees are non-refundable and most project management fees are offset against placement fees (i.e. they reduce placement fees) if and when placement fees are earned. The Partnership recognizes revenue from market preparation fees and project management fees when deemed earned per the terms of the capital placement contract. Revenue from market preparation fees and project management fees is recognized when the Partnership has delivered the services as detailed in the individual capital placement contract.

(iii) Broker Fee Income

During the year ended March 31, 2026, the Partnership expanded its business line providing brokerage and introducer services in secondary market transactions. These transactions involve facilitating the transfer of limited partner interests in existing private fund vehicles between third-party sellers and buyers. In these arrangements, the Partnership acts as an intermediary, connecting counterparties and assisting in the execution of the transaction but does not take ownership of the interests.

The fee structure is typically a percentage of the total assets transferred in the transaction. Revenue is recognized at the point in time when the transaction is completed, which is generally the trade completion date or the date on which the transfer of interests becomes legally binding between the buyer and seller, as evidenced by signed trade documentation or confirmations.

The following table presents the Partnership's total revenues separated for the Partnership's revenue from contracts with customers and the Partnership's other sources of revenue for the year ended March 31, 2026:

	US$
Revenue from contracts with customers:	
Placement fees	2,513,640
Project management fees and market preparation fees	1,617,303
Broker fees	5,490,775
Total revenue from contracts with customers	**9,621,718**

2) **Summary of Significant Accounting Policies (continued)**

   (a) Basis of Presentation (continued)

   Revenue Recognition (continued)

   The Partnership has no material remaining performance obligations as of 31 March 2026. Further, the Partnership does not apply any practical expedients under ASC 606 for contracts with customers to recognize revenue. For all revenue from contracts with customers, revenue is recognized only when all performance obligations within the contracts are met.

   (b) Cash

   Cash consists of deposits held with a financial institution and, therefore, is subject to credit risk at that institution. The Partnership has not experienced any losses in such accounts and does not believe there to be significant credit risk. These deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Partnership does not maintain customer funds and does not have any restricted cash.

   (c) Income Taxes

   FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes. ASC Topic 740-10, Income Taxes ("ASC 740-10") requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Partnership's tax positions for all open years and concluded that the Partnership has no material uncertain tax positions at March 31, 2026. Further, as at March 31, 2026, the Partnership has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions the Partnership has taken or expect to take in future tax returns. The Partnership has not recorded any penalties and/or interest related to uncertain tax positions.

   The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Partnership.

   UBT was calculated using currently enacted tax laws and rates and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement ASC 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations.

2) **Summary of Significant Accounting Policies (continued)**

(c) *Income Taxes*

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which amends the disclosure requirements for income taxes. The amendments are effective for annual periods beginning after December 15, 2024. The Partnership has evaluated the impact of this guidance on its financial statements and related disclosures and determined that it is not expected to have a material impact, as the Partnership is generally not subject to Federal and State income taxes as a pass-through entity. The Partnership will continue to evaluate the applicability of the guidance to taxes for which it is directly subject, including New York City Unincorporated Business Tax.

(d) *Depreciation*

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Depreciation of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Operations. See leases note (f).

Right of use assets are depreciated in line with the operating lease liability using the present value of future lease commitments and the relevant discounting factor.

The Partnership's management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As at March 31, 2026, no fixed assets have been deemed impaired. Expenditures for maintenance and repairs are charged to expense in the period incurred and are reflected in "other operating expenses" in the Statement of Operations.

(e) *Bonus awards*

The Partnership operates a discretionary bonus plan. Employees are eligible for a discretionary bonus award based on their contribution to the business and the financial results of the Partnership. As at March 31, 2026 a liability of $1,785,600 relating to the bonus amounts were shown within the Statement of Financial Condition.

2) **Summary of Significant Accounting Policies (continued)**

   (f) Leases

   The Partnership is a lessee in non-cancellable operating leases for office space. At March 31, 2026, the Partnership held one operating lease for a property in New York. Under ASC 842, the Partnership calculates the total operating lease right-of-use asset and operating lease liability for this property using a discount factor equal to the Partnership's cost of borrowing at the time of entering into this lease.

   (g) Commitments and Contingencies

   Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

   (h) Significant Customers and Concentrations of Credit Risk

   The Partnership earns placement, project management and market preparation income in connection with capital raising and private placement deals as well as broker fees on secondary deals. The Partnership's three largest customers accounted for 46% of total revenue for the year ended March 31, 2026, as presented in the Statement of Operations, and its four largest customers accounted for 84% of total receivables, which are included within accrued income on the Statement of Financial Condition.

   (i) Profit / loss allocations

   The Partnership maintains separate capital accounts for its General Partner and Limited Partner. Profits and losses are allocated based on capital contributions or as otherwise determined by the General Partner in accordance with the Limited Partnership Agreement. For the year ended March 31, 2026, all net profit from operations was allocated to the Limited Partner. Distributions, if any, are made at the discretion of the General Partner, subject to applicable regulatory requirements, and no partner is required to restore a deficit capital account balance.

3) **Segment Reporting**

The Partnership follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires Partnerships to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Partnership is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including placement, broker, project management and market preparation business. The Partnership has identified its CEO as the chief operating decision maker ("CODM"), who uses net profit from operations to evaluate the results of the business, predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole.

3) Segment Reporting (continued)

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4) Accrued Income

Accrued income represents receivables for services performed but not yet invoiced, where the right to consideration is unconditional.

In accordance with the relevant capital placement contracts, accrued income may be collected in a varying number of installments and may remain receivable for periods extending beyond one year. Accrued income balances at March 31, 2026 will be invoiced by the Parent, and the related cash will be transferred to the Partnership through intercompany balances.

The Partnership accounts for expected credit losses on accrued income in accordance with ASC 326, Financial Instruments—Credit Losses. Expected credit losses are recorded through an allowance for credit losses and are estimated over the life of the balance based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In determining whether an allowance for credit losses was required, management considered clients' payment history, the performance of clients' investment funds, and current economic conditions. Based on this assessment, management concluded that no allowance for credit losses was necessary during the year.

Accrued income presents low credit risk. The risk of non-payment is considered low, as income is typically accrued when investors subscribe for interests in clients' investment funds or operating vehicles. In addition, the Partnership generally contracts with regulated investment advisers.

5) Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1). While regulatory net capital and aggregate indebtedness may change from day to day, at March 31, 2026, the Partnership's regulatory net capital of $1,401,910 exceeded minimum requirements by $1,236,582 and the ratio of aggregate indebtedness to regulatory net capital was 1.77 to 1.

The Partnership maintained compliance with its net capital requirements throughout the year ended March 31, 2026.

6) Revenue and Related Party Transactions

In accordance with an expense sharing agreement, effective December 1, 2016, between the Partnership and the Parent, the Partnership shall reimburse the Parent on a monthly basis for a proportional share of certain administrative and overhead expenses at cost plus 5%. For the year ended March 31, 2026, the Partnership was charged $535,502, which is included as an expense in the Statement of Operations, by the Parent in accordance with the terms of the Expense Sharing Agreement.

The Parent has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among the Parent and other members of the group (including the Partnership) where revenues are earned collaboratively. The transfer pricing policy, which allocates revenue based on the revenue generating headcount of the group, has not changed as at March 31, 2026. Revenue is received by either the Partnership or the Parent, resulting in a receivable between the two parties. All revenue for the year ended March 31, 2026 of $9,621,718 recorded by the Partnership is in accordance with this transfer pricing policy.

Under the terms of a General Netting Agreement, effective December 1, 2016, amounts owed between the Partnership and the Parent are offset and settled on a net basis. These balances are non-interest-bearing and are generally payable on demand, with settlement occurring periodically through cash payments or offset against other intercompany balances.

As at March 31, 2026 the Parent owed the Partnership $2,427,049. This balance has been included within "Related party receivables" within the Statement of Financial Condition.

7) Property and Equipment

Property and Equipment, net of accumulated depreciation consisted of the following:

	Estimated Useful Life	Amount US$
Computer equipment	3 years	132,503
Furniture and fixtures	5 years	111,884
Leasehold improvement	Life of lease	134,447
Gross property and equipment		378,834
Less: Accumulated depreciation		(271,382)
Property and equipment, net of accumulated depreciation		107,452

Depreciation expense for the year amounted to $32,820, which is included in "other operating expenses" in the Statement of Operations.

FAP USA, L.P.

Notes to the Financial Statements

For the year ended March 31, 2026

8) **Commitments and Contingencies**

Other than lease commitments as disclosed in note 9, there are no other commitments or contingencies to disclose.

The Partnership has provided general indemnifications to the General Partner, The Partnership is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is unknown. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Partnership is subject to routine regulatory examinations from time to time.

9) **Leases**

At March 31, 2026, the Partnership held one lease for a property in New York which is due to expire in 2031.

At the end of the year, the value of the right of use assets amounted to $2,021,701 and the value of the operating lease liability amounted to $2,324,030, calculated using a weighted-average discount rate of 15%. These balances have been included within "Assets" and "Liabilities" respectively within the Statement of Financial Condition.

During the year, the Partnership recognized rent expenses associated with its leases as follows:

	US$
Operating lease cost:	
Fixed rent expense	627,648
Variable rent expense	(24,651)
Net lease cost	**602,997**

During the year, the Partnership had the following cash and non-cash activities associated with its leases:

	US$
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	630,784

9) Leases (continued)

In addition a security deposit is being held in escrow for the lease of the property amounting to $310,329 and is included within "Security deposit" within the Statement of Financial Condition.

The future payments due under operating leases as at March 31, 2026 are as follows:

	US$
Financial year 2027	663,462
Financial year 2028	663,462
Financial year 2029	663,462
Financial year 2030	663,462
Financial year 2031	663,462
Total future lease payments	3,317,310
Less: imputed interest	(993,280)
Operating lease liabilities	**2,324,030**

As at March 31, 2026, the weighted-average remaining lease term for all operating leases is 5 years. Since we generally do not have access to the rate implicit in the lease, we utilized our incremental borrowing rate, at the time of entering into the lease, as the discount rate. The weighted-average discount rate associated with operating leases as at March 31, 2026 is 15%.

10) Subsequent Events

The Partnership has evaluated subsequent events through June 19, 2026 the date at which the financial statements were available to be issued and determined there are no additional items to disclose.

Supplemental Schedules

March 31, 2026

FAP USA, L.P.

Supplemental Schedules

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as at March 31, 2026

	US$
Partners' equity	5,439,456
Deductions:	
Non-allowable assets:	
Other assets	(3,930,094)
Property and equipment, net	(107,452)
Total non-allowable assets	(4,037,546)
Net capital under SEC Rule 15c3-1	1,401,910
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $2,479,924 or $5,000	(165,328)
Net capital in excess of minimum requirement	**1,236,582**
Aggregate indebtedness	2,479,924

There are no material differences between the preceding computation and the Partnership's corresponding unaudited part II of form X-17A-5 as of March 31, 2026, as filed on the amended FOCUS on May 28, 2026.

FAP USA, L.P.

Supplemental Schedules

Schedule II

Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3

The Partnership does not hold customers' funds or securities and has no requirements under SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm.

FAP USA, L.P.

Supplemental Schedules

Schedule III

Information relating to Possession or Control Requirements under Rule 15c3-3

The Partnership does not hold customers' funds or securities and has no requirements under SEC Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and therefore does not claim an exemption under paragraph (k) of SEC Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm.

Other Matters

March 31, 2026

Schedule IV

Exemption report in accordance with 17 CFR 240.17a-5

FAP USA, L.P., ("the Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1) The Partnership does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and

2) The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Partnership limited its business activities exclusively to: (1) third-party marketer of securities and investments and raising capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors; and the Partnership (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Partnership); (b) did not carry accounts of or for customers; (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Partnership met the identified conditions described above throughout the year ended March 31, 2026 without exception.

I, Lydia Plant, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lydia Plant

_____

FAP USA, L.P.

Chief Financial Officer

Date: June 19, 2026



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

The General Partner
FAP USA, L.P.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption report in accordance with 17 CFR 240.17a-5 (the "Exemption Report"), in which FAP USA, L.P. (the "Partnership") stated that the Partnership (1) does not claim an exemption under paragraph (k) of Securities Exchange Act of 1934 ("SEA") Rule 15c3-3 (the "exemption provisions") and (2) is filing the Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to SEA Rule 17a-5 ("Footnote 74") because the Partnership limits its business activities exclusively to acting as a third party marketer of securities and investments and raising capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors and the Partnership (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in SEA Rule 15c3-3) throughout the most recent fiscal year without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74.

BDO USA, P.C.

New York, NY
June 19, 2026